Exhibit 99.1
Similarweb Ltd.
33 Yitzhak Rabin St.
Givatayim, 5348303, Israel

Dear Similarweb Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Similarweb Ltd. (the “Company”), to be held on May 28, 2026 at 4:00 p.m. (Israel time), at our headquarters at 33 Yitzhak Rabin St., Givatayim, 5348303, Israel.

The Company’s Notice of Annual General Meeting of Shareholders, as published on April 23, 2026, and the proxy statement appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the Notice of Annual General Meeting of Shareholders (the “Notice”), which is enclosed. Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on April 23, 2026 are entitled to notice of, and to vote at, the Meeting or any postponement or adjournment thereof.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting or any postponement or adjournment thereof. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card or voting instruction form, as applicable.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Or Offer
Co-Founder, Chief Executive Officer and Director

Similarweb Ltd.
33 Yitzhak Rabin St.
Givatayim, 5348303, Israel

Notice of Annual General Meeting of Shareholders

To be Held on May 28, 2026

Dear Similarweb Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of shareholders (the “Meeting”) of Similarweb Ltd. (the “Company”), to be held on May 28, 2026 at 4:00 p.m. (Israel time), at our headquarters at 33 Yitzhak Rabin St., Givatayim, 5348303, Israel (the telephone number at that address is +972-3-544-7782).

The following matters are on the agenda for the Meeting:

(1)
To re-elect three Class II directors to serve on our board of directors until the close of the annual general meeting of the Company in 2029 or until his successor is duly elected and qualified, for which Harel Beit-On, Kipp Bodnar, and Joe Del Preto are the nominees;

(2) To approve the Company’s Compensation Policy for Executive Officers and Directors; and
(3)
To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2025.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on April 23, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares, par value NIS 0.01 per share (“ordinary shares”) by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on March 30, 2026, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and you may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

Our board of directors unanimously recommends that you vote “FOR” each of the above Proposals, which are described in the accompanying proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of our ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Section 66(b) of the Israeli Companies Law, 5759-1999 (the “Companies Law”) allows shareholders who hold at least 5% of our outstanding ordinary shares to submit a request to include a proposal on the agenda of a general meeting of our shareholders. Such request made by an eligible shareholder must be received by us no later than April 30, 2026. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, under the cover of Form 6-K. Shareholders are also able to review the proxy statement on our website’s investor relations page at http://ir.similarweb.com and on the SEC’s website at www.sec.gov or at the Company’s headquarters at Similarweb Ltd., 33 Yitzhak Rabin St., Givatayim, 5348303, Israel upon prior notice and during regular working hours (telephone number: +972-3-544-7782) until the date of the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

The approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of Proposal No. 2, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of Proposal No. 2 (each, an “Interested Shareholder”); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against Proposal No. 2 does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, as a company whose ordinary shares are listed on an exchange outside Israel, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2), please notify Adv Gal Israel, or by email Gal.israel@similarweb.com. If your ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that other than each of our office holders (as defined in the Companies Law) and their relatives, none of our shareholders should have a personal interest in Proposal No. 2 and be deemed an Interested Shareholder with respect thereto.

In connection with Proposal No. 2, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines, based on detailed arguments and after having reconsidered the matter, that approving such proposal is in the best interest of the Company. Only in special circumstances prescribed by the Companies Law, and subject to certain conditions, can the compensation committee and Board override the shareholders’ decision to oppose Proposal No. 2.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. (EDT) on May 27, 2026 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

/s/ Or Offer

By: Or Offer
Co-Founder, Chief Executive Officer and Director
Dated: April 23, 2026

Similarweb Ltd.
33 Yitzhak Rabin St.
Givatayim, 5348303, Israel

Proxy Statement
______________
Annual General Meeting of Shareholders

To Be Held on May 28, 2026

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Similarweb Ltd. (the “Company” or “Similarweb”) to be voted at the 2026 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on May 28, 2026, at 4:00 p.m. (Israel time), at our headquarters at 33 Yitzhak Rabin St., Givatayim, 5348303, Israel.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on April 23, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)
To re-elect three Class II directors to serve on our board of directors until the close of the annual general meeting of the Company in 2029 or until his successor is duly elected and qualified, for which Harel Beit-On (chairman of the Board), Kipp Bodnar, and Joe Del Preto are the nominees;

(2)	To approve the Company's Compensation Policy for Executive Officers and Directors; and
(3)
To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2025.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendations

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On April 22, 2026, we had a total of 87,600,541 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on April 22, 2026, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our Amended and Restated Articles of Association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold, in the aggregate, ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the shareholder meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2026; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the proposals set forth in this proxy statement.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals set forth in this proxy statement.

The approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of Proposal No. 2, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of Proposal No. 2 (each, an “Interested Shareholder”); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against Proposal No. 2 does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, as a company whose ordinary shares are listed on an exchange outside Israel, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2), please notify Adv. Gal Israel, or by email Gal.israel@similarweb.com. If your ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that other than each of our office holders (as defined in the Companies Law) and their relatives, none of our shareholders should have a personal interest in Proposal No. 2 and be deemed an Interested Shareholder with respect thereto.

In connection with Proposal No. 2, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines, based on detailed arguments and after having reconsidered the matter, that approving such proposal is in the best interest of the Company. Only in special circumstances prescribed by the Companies Law, and subject to certain conditions, can the compensation committee and Board override the shareholders’ decision to oppose Proposal No. 2.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting shall be conferred exclusively upon the more senior among the joint owners attending the Meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s share register.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

•
By Internet - If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•
By Telephone - If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By Mail - If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Even if you plan to attend the Meeting, the Company recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, you can also vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 33 Yitzhak Rabin St., Givatayim, 5348303, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. (EDT) on May 27, 2026.

If you provide specific instructions (by marking a box) with regard to the proposals set forth in this proxy statement, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of our Articles.

Beneficial Owners

If you are a beneficial owner of ordinary shares held in a brokerage account or by a trustee or nominee, including through Cede & Co, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on April 23, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about April 23, 2026. Certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available on our website's investor relations page at http://ir.similarweb.com. The contents of that website are not incorporated by reference into this proxy statement.

Assistance in Voting your Shares

If you have questions about how to vote your shares, you may contact Investor Relations through our website at https://ir.similarweb.com/resources/contact-us.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares and by our directors and executive officers, as of the dates specified below, based on public filings or information provided to us by such shareholders.

Name of Beneficial Owner	Number	Percentage (1)
Greater than 5% Shareholders
Anglo-Peacock Nominees Limited (1)	8,883,950	10.1%
Viola Group (2)	10,810,778	12.3%
MIH E-COMMERCE HOLDINGS BV (3)	11,173,265	12.8%
Directors and Executive Officers
Joshua Alliance (4)	8,883,950	10.1%
Harel Beit-On (5)	10,810,778	12.3%
Or Offer	6,053,910	6.9%
Ran Vered	*	*
Benjamin Seror	*	*
Kipp Bodnar	*	*
Lisa Campbell	*	*
Joe Del Preto	*	*
Tamar Rapaport-Dagim	*	*
Barak Eilam	*	*
All directors and executive officers as a group (10 persons)	26,448,344	30.2%
*Indicates ownership of less than 1%.
(1) Based on 87,600,541 ordinary shares issued and outstanding as of April 22, 2026.
(1) Consists of 8,883,950 ordinary shares, which converted from preferred shares pre-IPO to ordinary shares post-IPO, held by Anglo-Peacock Nominees Limited, as nominee for Joshua Jacob Moshe Alliance. Mr. Alliance has sole voting and dispositive power over the ordinary shares. The principal business address of Anglo-Peacock Nominees Limited is Suite 1B Maclaren House, Lancastrian Office Centre, Talbot Road, Manchester, M32 0FP, United Kingdom, Attention Allan Pye.
(2) Based on information available to us, represents (a) 2,134,916 ordinary shares held by Viola Growth II (A) L.P. (“Viola II (A)”); (b) 2,823,094 ordinary shares held by Viola Growth II (B) L.P. (“Viola II (B)”); (c) 5,581,225 ordinary shares held by VG SW, L.P. (“VG

LP”); (d) 101,413 ordinary shares held by VG SW GP, L.P.; (e) 170,130 ordinary shares held by Viola partners Fund 4 2013 L.P. (“Viola 4 LP”) (collectively “Viola Group”). The general partner of Viola II (A) and Viola II (B) is Viola Growth II, L.P. and its general partner is Viola Growth II GP Ltd. The general partner of VG L.P. is VG SW GP, L.P. and its general partners are Viola Growth II GP Ltd. and Viola Growth 3 Ltd. Harel Beit-On, a member of our board of directors, is a Co- Founder and Managing Partner of Viola Group. Mr. Beit-On disclaims any beneficial ownership of the subject shares except to the extent of any pecuniary interest therein. The address of each of these entities is 12 c/o Viola Growth Abba Eban Avenue, Ackerstein Towers, Building D, Herzeliya 4672530, Israel.
(3) Based on information available to us, represents 11,173,265 ordinary shares held by Naspers Ltd. and Prosus N.V. Prosus Ventures is a wholly-owned subsidiary of MIH e-commerce Holdings B.V., which in turn is a wholly-owned subsidiary of MIH Internet Holdings B.V., which is a wholly-owned subsidiary of Prosus, which is a majority-owned subsidiary of Naspers. Prosus Venutres is controlled by Prosus and Naspers, which share voting and dispositive control over the shares held by Prosus Venutres. Naspers owns 73.6% of the voting rights of Prosus. As a result, ordinary shares of Similarweb Ltd. owned by Naspers Ltd. and Prosus N.V. may be deemed to be beneficially owned by Prosus and Naspers. Prosus is a publicly-traded limited liability company incorporated under the laws of the Netherlands. Naspers is a publicly-traded limited liability company incorporated under the laws of the Republic of South Africa. The address of Prosus N.V. is Gustav Mahlerplein 5, 1082 MS, Amsterdam, The Netherlands and the address for Naspers Ltd. is Media24 Centre 40 Heerengracht, Cape Town 8001, South Africa.
(4) Consists of ordinary shares held by Anglo-Peacock Nominees Limited. See footnote (1) above.
(5) Consists of ordinary shares held by entities affiliated with the Viola Group. See footnote (2) above.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during fiscal year ended December 31, 2025 by our five (5) most highly compensated executive officers see Item 6.B. “Director, Senior Management and Employees—Compensation” of our Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the SEC on March 2, 2026 (the “Annual Report”), a copy of which is available on our website at https://ir.similarweb.com/.

CORPORATE GOVERNANCE
Overview

Similarweb is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders and other key constituents.

Our Articles provide that we may have no less than three (3) and no more than eleven (11) directors, as may be fixed from time to time by the Board. Our Board currently consists of eight (8) directors, including Joshua Alliance, Tamar Rapaport Dagim, Harel Beit-On, Joe

Del Preto, Or Offer, Kipp Bodnar, Lisa Campbell and Barak Eilam. Seven (7) of our directors, including Joshua Alliance, Tamar Rapaport Dagim, Harel Beit-On, Joe Del Preto, Kipp Bodnar, and Lisa Campbell and Barak Eilam, are independent under the NYSE corporate governance rules that require a majority of our directors to be independent. In March 2026 our Board elected Harel Beit-On to be the chairman of the Board.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

What We Do

✓	Base a significant portion of the compensation opportunity on financial performance
✓	Cap cash bonus payments and annual equity based compensation
✓	Set annual incentive targets for our chief executive officer based on objective performance measures
✓	Maintain a majority independent Board
✓	Maintain entirely independent audit and compensation committees
✓	Emphasize pay-for-performance - meaning the earning of annual bonuses is subject to the attainment of objective performance measurements
✓	Regularly review the executive compensation and peer group data
✓	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value

For more information regarding our Board, its committees and our corporate governance practices, see Item 6.C. “Director, Senior Management and Employees—Board Practices” of our Annual Report.

PROPOSAL 1

RE-ELECTION OF CLASS II DIRECTORS

Background

Our Board currently has eight directors and is divided into three classes with staggered three-year terms as follows:

•the Class I directors are Joshua Alliance and Tamar Rapaport Dagim and their terms will expire at our annual general meeting of shareholders to be held in 2028;
•the Class II directors are Harel Beit-On, Kipp Bodnar and Joe Del Preto and their terms will expire at the Meeting; and
•the Class III directors are Or Offer, Lisa Campbell and Barak Eilam and their terms will expire at our annual general meeting of shareholders to be held in 2027.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect each of Harel Beit-On, Kipp Bodnar, and Joe Del Preto as a Class II directors. If re-elected at the Meeting, each of Mr. Beit-On, Mr. Bodnar and Mr. Del Preto will serve until the 2029 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles or the Companies Law.

In accordance with the Companies Law, each of Harel Beit-On, Kipp Bodnar, and Joe Del Preto has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill their duties as a director of the Company, taking into account the size and special needs of the Company.

During 2025, each of Mr. Beit-On, Mr. Bodnar and Mr. Del Preto attended 100% of our Board meetings.

The nominating and governance committee of our Board recommended that each of Harel Beit-On, Kipp Bodnar, and Joe Del Preto be nominated for re-election at the Meeting to serve as Class II directors for a term to expire at the 2029 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles or the Companies Law. Our Board unanimously approved this recommendation.

Biographical information concerning each of the nominees is set forth below:

Harel Beit-On has served as a member of our board of directors since June 2017 and as chairman of our Board since March 2026. Mr. Beit-On is one of the co-founders of the

Viola Group, which he co-founded in 2000, and is one of the original co-founders of Viola Ventures and the Founder of Viola Growth, where he serves as General Partner. Mr. Beit-On previously served as the Chief Executive Officer, President & Chairman of Tecnomatix, a leading provider of complete enterprise software solutions for process management and collaboration, where he led the company from 1994 to 2005. In 2005, he led the successful sale of Tecnomatix to UGS, a global leader in the Product Lifecycle Management, for $228 million. Mr. Beit-On serves as the Chairman of the Board of Gaon Group and Gaon Holdings and has served in this role since 2013. He also serves as a board member of Playbuzz (ex.co), which he joined in October 2017, Home364, which he joined in October 2023 , Bringg, which he joined in December 2023 and UnderOutfit which he joined in January 2025. Mr. Beit-On previously served as Chairman of the Board of ECtel from 2004 to 2006, Chairman of the Board of Matomy from January 2017 to June 2018 and Chairman of the Board of Lumenis, Israel’s largest medical device company from 2007 to 2015, where he led a $150 million investment and led the company’s turnaround eventually resulting in its sale to XIO Group for $510 million in 2015. Mr. Beit-On received his B.A. in Economics from The Hebrew University of Jerusalem, where he presently serves as Deputy Chairman of the Board of Governors, and an MBA from the MIT Sloan School of Management. Mr. Beit-On is a seasoned executive with over 30 years of management leadership in the IT industry and an extensive investment and exit record.
Kipp Bodnar has served as a member of our board of directors since September 2024. Mr. Bodnar has served as Chief Marketing Officer of HubSpot since 2021, where he sets the global marketing strategy to drive awareness and demand for HubSpot’s products. Before becoming CMO, Mr. Bodnar served as Vice President of Marketing, overseeing global demand generation, building out the EMEA and APAC marketing teams, and managing field marketing, localization, strategic partnerships, and social media. Additionally, Mr. Bodnar is a marketing advisor for several SaaS companies and co-author of The B2B Social Media Book. Mr. Bodnar holds a BA in journalism from Marshall University.

Joe Del Preto has served as a member of our board of directors since January 2022. Mr. Del Preto serves as Chief Financial Officer and Treasurer of publicly traded Sprout Social (NASDAQ: SPT) since July 2017. Prior to Sprout Social, Mr. Del Preto was the Global Controller for Groupon, Inc. and served as Vice President of Finance of Echo Global Logistics Inc. Mr. Del Preto began his career at PricewaterhouseCoopers LLP. He holds a Bachelor’s degree in Accounting from the University of Indiana, Bloomington, and is a Certified Public Accountant.

Proposal

The shareholders are being asked to re-elect each of Harel Beit-On, Kipp Bodnar, and Joe Del Preto for a term to expire at the 2029 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, to re-elect Harel Beit-On as a Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2029, and until his successor is duly elected and qualified, or until his office is vacated in accordance with our Articles or the Companies Law.

RESOLVED, to re-elect Kipp Bodnar as a Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2029, and until his successor is duly elected and qualified, or until his office is vacated in accordance with our Articles or the Companies Law.

RESOLVED, to re-elect Joe Del Preto as a Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2029, and until his successor is duly elected and qualified, or until his office is vacated in accordance with our Articles or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the re-election of each of Harel Beit-On, Kipp Bodnar, and Joe Del Preto as Class II directors for a term to expire at the 2029 annual general meeting.

PROPOSAL 2

APPROVAL OF COMPANY’S COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

Background

Pursuant to the Companies Law, a compensation policy must be re-approved (and re-considered) at least once every three years, except in connection with a company’s initial public offering, in which case a company’s compensation policy may remain effective for a period of five years. The current compensation policy was approved by our shareholders, and became effective upon, the closing of our initial public offering on May 12, 2021.

Under the Companies Law, the adoption of the proposed compensation policy requires the approval of the Company’s compensation committee, the Board, and our shareholders, in that order. The shareholders’ approval is further subject to the fulfillment of special voting requirements, as detailed under ‘Vote Required for Approval of Each of the Proposals’ above.

Following a review of the compensation policy by our compensation committee and Board, the compensation committee and Board approved, and recommended that our shareholders approve, the compensation policy in the form attached hereto as Appendix A. In the event the proposed compensation policy is not approved by the shareholders by the required majority, our Board may nonetheless approve the compensation policy, provided that our compensation committee and thereafter our Board have concluded, following further discussion of the matter and for specified reasons, that such approval is in our best interests.

Our proposed compensation policy is designed to promote our objectives, business plan and long-term strategy, to create appropriate incentives to our office holders while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate. As such, our proposed compensation policy is intended to incentivize superior individual excellence and to align the interests of our office holders with our long-term performance, and as a result, with those of our shareholders. To that end, a portion of an office holder compensation package is targeted to reflect both our short- and long-term goals, the office holder’s individual performance, as well as measures designed to reduce office holder’s incentive to take excessive risks that may harm us in the long-term.

The proposed compensation policy is substantially identical to our current compensation policy, with only editorial changes, clarifications, and minor adjustments. The primary differences are: [(i) the inclusion of a compensatory framework to address office holders that receive commission-based payments; and (ii) the simplification of the clawback provisions, which are now addressed in a separate policy as required by stock exchange rules].

Our compensation committee and Board believe that by approving the proposed compensation policy, we will be better positioned to hire, retain and motivate leading candidates in our industry to serve as officers or members of our Board, especially given the high demand for experienced and talented executives in the Israeli market.

The brief overview above is qualified in its entirety by reference to the full text of the proposed compensation policy, as reflected in Appendix A attached hereto.

The Companies Law allows the Board to approve this Proposal No. 2 even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines, based on detailed arguments and after having reconsidered the matter, that approving such proposal is in the best interest of the Company. Only in special circumstances prescribed by the Companies Law, and subject to certain conditions, can the compensation committee and Board override the shareholders’ decision to oppose this Proposal No. 2.

Proposal

The shareholders are being asked to approve the Company’s Compensation Policy for Executive Officers and Directors for a term to expire upon the three year anniversary of the Meeting, in accordance with our Articles or the Companies Law.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the compensation policy for the Company’s directors and officers, as detailed in the Proxy Statement, dated April 23, 2026.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of the Company’s compensation policy for executive officers and directors.

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT REGISTERED ACCOUNTANTS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our audit committee and Board have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2026, subject to the approval of our shareholders.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	Year Ended December 31
	2024	2025
Audit Fees(1)	$650,000	$555
Audit Related Fees(2)	47,000	87
Tax Fees(3)	158,000	101
Total Fees	$855,000	$743

(1)
Audit fees for the years ended December 31, 2024 and 2025 include fees for the audit of our annual financial statements and the review procedures of our quarterly financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

(2)	Audit related fees for the years ended December 31, 2024 and 2025 include fees for other services, such as attestation reports for service organizations and due diligence services.
(3)	Tax fees for the years ended December 31, 2024 and 2025 related to ongoing tax advisory, tax compliance and tax planning services.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants. Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

The shareholders are being asked to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2026 and until the Company’s next annual general meeting of shareholders.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2025. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under our website’s investor relations page at http://ir.similarweb.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of our Articles, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Our Annual Report filed with the SEC on March 2, 2026, and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under our website’s investor relations page at http://ir.similarweb.com. Shareholders may obtain a copy of these documents without charge at http://ir.similarweb.com.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

/s/ Or Offer
By: Or Offer
Co-Founder, Chief Executive Officer and Director

Dated: April 23, 2026

Appendix A

Similarweb Ltd.
Compensation Policy for Executive Officers and Directors
(as amended on [_______], 2026)

A. Overview and Objectives
1.     Introduction
This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Similarweb Ltd. (“Similarweb” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).
Compensation is a key component of Similarweb’s overall human capital strategy to attract, retain, reward, and motivate highly skilled and diverse individuals that will enhance Similarweb’s value and otherwise assist the Company to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Similarweb’s goals and performance.
For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Similarweb’s directors who are not serving as an executive officer, but including all officers reporting directly to the CEO of the Company.
This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.
This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Similarweb’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.
The Compensation Committee and the Board of Directors of Similarweb (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.
2.     Objectives
Similarweb’s objectives and goals in setting this Policy are to attract, motivate and retain experienced and talented leaders who will contribute to Similarweb’s success and enhance shareholder value, while demonstrating professionalism in an achievement-oriented and merit-based culture that rewards long-term excellence, and embedding and modeling Similarweb’s core values as part of a motivated behavior. To that end, this Policy is designed, among other things:
2.1.     To closely align the interests of the Executive Officers with those of Similarweb’s shareholders in order to enhance shareholder value;
2.2.     To align a significant portion of the Executive Officers’ compensation with Similarweb’s short and long-term goals and performance;

2.3.     To provide the Executive Officers with a market competitive structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;
2.4.     To attract and retain executives with global experience in order to enable the Company to be competitive at the global level as well as within specific markets.
2.5.     To strengthen the retention and the motivation of Executive Officers in the long-term;
2.6.     To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and
2.7.     To maintain consistency in the way Executive Officers are compensated.
3.     Compensation Instruments
Compensation instruments under this Policy may include the following:
3.1.     Base salary;
3.2.     Benefits;
3.3.     Cash bonuses;
3.4.     Equity based compensation;
3.5.     Change of control provisions; and
3.6.     Retirement and termination terms.
4.     Overall Compensation - Ratio Between Fixed and Variable Compensation
4.1.     This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Similarweb’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.
4.2.     The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 95% of such Executive Officer’s total compensation package for such year as determined based on the accounting principles used by the Company for its financial statements or such other method as determined by the Compensation Committee or the Board. Notwithstanding the foregoing, new hires shall also be eligible for signing bonuses subject to the limitation under Section 10.2 and for equity grants subject to the limitation under Section 13.2 without restriction of the ratio set forth above.
5.     Inter-Company Compensation Ratio; Peer Group
5.1.     In the process of drafting this Policy, Similarweb’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Similarweb’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).
5.2.     The possible ramifications of the Ratio on the daily working environment in Similarweb were examined and will continue to be examined by the Company from time to time in order to ensure that levels of executive compensation, as compared to the overall Company workforce will not have a negative impact on work relations in Similarweb.
5.3    For the purpose of providing market competitive compensation, Similarweb will seek to determine a peer group of other companies operating in technology sectors that are as much as possible similar in their characteristics to the Company, while considering, among other things, such companies’ size and characteristics including their revenues, profitability rate, growth rates, market capitalization, number of employees and area of operations (in Israel or globally), the list of which shall be reviewed and approved by the Compensation Committee at least every two years. To that end, Similarweb shall utilize comparative market data and practices as a reference, including a survey comparing and analyzing the level of the overall compensation package (including Fixed Compensation and Variable Compensation) offered to an Executive Officer of the Company with compensation packages for persons serving in similar positions (to that of the relevant officer) in the peer group. Determination of the peer group and carrying out any such compensation survey may be conducted internally or through an external independent consultant.
B. Base Salary and Benefits
6.     Base Salary
6.1.     A base salary provides stable compensation to Executive Officers and allows Similarweb to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, corporate role, business responsibilities and past performance of each Executive Officer.
6.2.     Since a competitive base salary is essential to Similarweb’s ability to attract and retain highly skilled professionals, Similarweb will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in the peer group referenced in Section 5.3.
6.3.     The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment will be similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.     Benefits
7.1.     The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:
7.1.1.     Vacation days in accordance with market practice;
7.1.2.     Sick days in accordance with market practice;
7.1.3.     Convalescence pay according to applicable law;
7.1.4.     Monthly remuneration for a study fund, as allowed by applicable law and with reference to Similarweb’s practice and the practice in peer group companies (including contributions on bonus payments);
7.1.5.     Similarweb shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Similarweb’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and
7.1.6.     Similarweb shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Similarweb’s policies and procedures and to the practice in peer group companies.
7.2.     Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).
7.3.     In the events of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living or in connection with such an assignment. Such benefits may include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as a housing allowance, a car allowance, children’s tuition allowance, home leave visit, etc.
7.4.     Similarweb may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and landline phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Similarweb’s policies and procedures.
C. Cash Bonuses
8.     Annual Cash Bonuses - The Objective
8.1.     Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Similarweb’s objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, including individual performance.
8.2.     An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical Company objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) for each fiscal year, or in connection with such officer’s engagement, in case of newly hired Executive Officers, taking into account Similarweb’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each fiscal year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Similarweb’s business environment, a significant organizational change, significant merger and acquisition events, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weight during the fiscal year, or may modify payouts following the conclusion of the year.
8.3.     In the event that the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated) assuming the Executive Officer is otherwise entitled to an annual cash bonus.
8.4.     The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board.
9.     Annual Cash Bonuses - The Formula
Executive Officers other than the CEO
9.1.     The performance objectives for the annual cash bonus of Similarweb’s Executive Officers, other than the chief executive officer (the “CEO”), may be approved by Similarweb’s CEO (in lieu of the Compensation Committee) and may be based on company, division/ departmental/business unit and individual objectives. Measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based at least 70% on overall company performance measures, which are based on actual financial and operational results, such as (by way of example and not by way of limitation) revenues, operating income and cash flows and may further include, divisional or personal objectives which may include operational objectives, such as (by way of example and not by way of limitation) market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as (by way of example and not by way of limitation) employee satisfaction, employee retention and employee training and leadership programs. The Company may also grant annual cash bonuses to Similarweb’s Executive Officers, other than the CEO, on a discretionary basis.
9.2.     The target annual cash bonus (including any commissions) that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 100% of such Executive Officer’s annual base salary.
9.3.     The maximum annual cash bonus (including any commissions), including for overachievement performance, that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 200% of such Executive Officer’s annual base salary.
CEO
9.4.     The annual cash bonus of Similarweb’s CEO will be mainly based on measurable performance objectives and subject to minimum thresholds as provided in Section 8.2 above. Such measurable performance objectives will be determined annually by Similarweb’s Compensation Committee (and, if required by law, by Similarweb’s Board) and will be based on company and personal objectives. These measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results, such as (by way of example and not by way of limitation) revenues, sales, operating income, cash flow or the Company’s annual operating plan and long-term plan.
9.5.     The less significant part of the annual cash bonus granted to Similarweb’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.
9.6.     The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed 100% of his or her annual base salary.
9.7.     The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given fiscal year, will not exceed 200% of his or her annual base salary.
10. Other Bonuses
10.1.     Special Bonus. Similarweb may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances, or special recognition in case of retirement) or as a retention award at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 200% of the Executive Officer’s annual base salary. A Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.
10.2.     Signing Bonus. Similarweb may grant a newly recruited Executive Officer a signing bonus. Any such signing bonus shall be granted and determined at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.
10.3.     Relocation/ Repatriation Bonus. Similarweb may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.
11. Compensation Recovery (“Clawback”)
11.1.     In the event of an accounting restatement, Similarweb shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in accordance with the clawback policy adopted by the Company from time to time under the applicable stock exchange rules.
11.2.     Nothing in this Section derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.
D. Equity Based Compensation
12. The Objective
12.1.     The equity-based compensation for Similarweb’s Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Similarweb and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.
12.2.     The equity-based compensation offered by Similarweb is intended to be in the form of share options and/or other equity-based awards, such as restricted shares, RSUs or performance stock units, in accordance with the Company’s equity incentive plan(s) in place as may be updated from time to time.
12.3.     All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least 1-5 years, or based on performance. The exercise price of options shall be determined in accordance with Similarweb’s policies, the main terms of which shall be disclosed in the Company’s annual report.
12.4.     All other terms of the equity awards shall be in accordance with Similarweb’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.
13. General Guidelines for the Grant of Awards
13.1.     The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, corporate role and the personal responsibilities of the Executive Officer.

13.2.     In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 13.1 above, and in any event, the total fair market value of an annual equity-based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO - the higher of 500% of his or her annual base salary or 0.5% of the Company’s fair market value at the time of approval of the grant by the Board; and (ii) with respect to each of the other Executive Officers - the higher of 300% of his or her annual base salary or 0.35% of the Company’s fair market value at the time of approval of the grant by the Board. Notwithstanding the foregoing, with respect to a newly recruited Executive Officer, the limitations above, for purposes of the initial equity compensation grant to such person, shall be: (i) with respect to the CEO - the higher of four times 500% of his or her annual base salary or 0.5% of the Company’s fair market value at the time of approval of the grant by the Board; and (ii) with respect to each of the other Executive Officers - the higher of two times 300% of his or her annual base salary or 0.35% of the Company’s fair market value at the time of approval of the grant by the Board.
13.3.     The fair market value of the equity-based compensation for the Executive Officers will be determined by multiplying the number of shares underlying the grant by the market price of Similarweb’s ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.
13.4    The Company may satisfy tax withholding obligations related to equity-based compensation by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.
E. Retirement and Termination of Service Arrangements
14. Advance Notice Period
Similarweb may provide an Executive Officer, on the basis of his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of his/her retirement prior notice of termination of up to twelve (12) months in the case of the CEO and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.
15. Adjustment Period
Similarweb may provide an additional adjustment period of up to six (6) months to the CEO or to any other Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.
16. Additional Retirement and Termination Benefits
Similarweb may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.
17. Non-Compete Grant

Upon termination of employment and subject to applicable law, Similarweb may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Similarweb for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12). The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.
18. Limitation Retirement and Termination of Service Arrangements
The total non-statutory payments under Section 14-17 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.
F. Exculpation, Indemnification and Insurance
19. Exculpation
Similarweb may exempt each of its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care, to the fullest extent permitted by applicable law.
20. Insurance and Indemnification
20.1.     Similarweb may indemnify its directors, Executive Officers and all officers reporting directly to the CEO to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and the Company, all subject to applicable law and the Company’s articles of association.
20.2.     Similarweb will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:
20.2.1.    The limit of liability of the insurer shall not exceed the greater of $150 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the Insurance Policy by the Compensation Committee; and
20.2.2.    The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Similarweb’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.
20.3.     Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Similarweb shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:
20.3.1.    The limit of liability of the insurer shall not exceed the greater of $150 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.3.2.    The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions and that the Run-Off Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.
20.4.     Similarweb may extend an Insurance Policy in effect to include coverage for liability pursuant to a future public offering of securities as follows:
20.4.1.    The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.
G. Arrangements upon Change of Control
21. The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:
21.1.     Acceleration of vesting of outstanding options or other equity-based awards;
21.2.     Extension of the exercise period of equity-based grants for Similarweb’s Executive Officers for a period of up to one (1) year, following the date of termination of employment;
21.3    Up to an additional six (6) months of continued base salary and benefits following the date of termination of employment (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy;
21.4.     A cash bonus not to exceed 200% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 250% in case of the CEO.
H. Board of Directors Compensation
22. All of Similarweb’s non-employee Board members may be entitled to an annual cash fee retainer of up to $50,000 and up to $65,000 for the chairperson of Similarweb’s Board, an annual committee membership fee retainer of up to $10,000, and an annual committee chairperson cash fee retainer of up to $35,000 (it is being clarified that the payment for the chairpersons would be in lieu of (and not in addition) to the payments referenced above for committee membership).
23. The compensation of the Company’s external directors, if any are required and elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations

(Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.
24. Notwithstanding the provisions of Section 22 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximum amount allowed under Section 22.
25. Each non-employee member of Similarweb’s Board may be granted an initial equity-based award in a value of up to $350,000 (and up to $500,000 for the chairperson of Similarweb’s Board) and annual grants in a value of up to $200,000 each (and up to $300,000 for the chairperson of Similarweb’s Board) , as determined based on the accounting principles used by the Company for its financial statements or such other method as determined by the Compensation Committee or the Board. The equity-based awards shall vest annually over a period of between one (1) to four (4) years.
26. All other terms of the equity awards shall be in accordance with Similarweb’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law. In addition, the Company may satisfy tax withholding obligations related to equity-based compensation granted to directors by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.
27. In addition, members of Similarweb’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.
28. The compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.
I. Miscellaneous
29. Nothing in this Policy shall be deemed to grant to any of Similarweb’s Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require Similarweb to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between Similarweb and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.
30. An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.
31. In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Similarweb may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.
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This Policy is designed solely for the benefit of Similarweb and none of the provisions thereof are intended to provide any rights or remedies to any person other than Similarweb.